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100 F Street, N.E.

Washington, D.C. 20549

Attn: Timothy Levenberg

  Karina Dorin

Re:	Phoenix Energy One, LLC

Amendment No. 1 to Offering Statement on Form 1-A

Filed July 14, 2025

File No. 024-12634

To Whom It May Concern:

On behalf of Phoenix Energy One, LLC (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 28, 2025 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Offering Statement on Form 1-A filed by the Company on July 14, 2025. This letter is being submitted together with an amendment (“Amendment No. 2”) to the above-referenced Offering Statement on Form 1-A (collectively, the “Offering Statement”), which has been revised where applicable to address the Staff’s comments.

The numbered paragraphs in bold italics below correspond to the numbered paragraphs in the Staff’s Comment Letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 2.

Amendment No. 1 to Offering Statement on Form 1-A.

Provisions of Note in our Subscription Agreement, page 205

1.

We note your revised disclosure in response to prior comment 7 states that the subscription agreement includes a forum selection provision that requires any claims be brought in a state or federal court of competent jurisdiction in the State of New York. However, your subscription agreements filed as Exhibits 4.1 and 4.2 state that claims may be instituted in the federal courts of the United States or the courts of the State of New York. Please revise or advise.

August 1, 2025

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 206, and the form of subscription agreements attached as Exhibits 4.1 and 4.2 to Amendment No.2, accordingly.

General

2.

We note your responses to prior comments 2 and 6 and reissue in part. We note your disclosure that you have not set a maximum period of time to decide whether to accept or reject a subscription or for the closing to occur. We also note that you reserve the right to terminate the offering at any time and may reject subscriptions “in whole or in part, for any reason or no reason.” Further, we note that the offering is contingent upon obtaining certain approval. Please revise your disclosure to disclose the details of your process for accepting or rejecting subscriptions and the mechanics of settlement, including how soon after receipt of a subscription you will accept or reject such subscription, what factors will go into deciding whether to accept or reject a subscription, what factors will go into deciding when to settle subscriptions, how you will inform investors of the settlement cycle, and how soon after you make the final determination to accept or reject a subscription that settlement will occur. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason, an undetermined time to have closings, may terminate the offering at any time, and you will not complete this offering unless the Preferred Shares are approved for listing on the NYSE American, please provide your analysis as to whether your offering should be considered to be an impermissible delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A. If the offering is intended to be a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A, please revise your offering circular to disclose that the offering will commence within two calendar days after qualification.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page, pages 14, 15, 198, 204 and 205, and the form of subscription agreements attached as Exhibits 4.1 and 4.2 to Amendment No.2, accordingly. The Company also respectfully advises the Staff that the offering is intended to be a continuous offering within the meaning of Rule 251 (d)(3)(i)(F). Rule 251(d)(3)(i)(F) states that “continuous or delayed offerings may be made under this Regulation A, so long as the offering statement pertains only to:… (F) securities the offering of which will be commenced within two calendar days after the qualification date, will be made on a continuous basis, may continue for a period in excess of 30 calendar days from the date of initial qualification, and will be offered in an amount that, at the time the offering statement is qualified, is reasonably expected to be offered and sold within two years from the initial qualification date.”

The Company respectfully advises the Staff that the Company will commence offering the Preferred Shares within two calendar days after the qualification of the Offering Statement by the Commission, and that the offering will be made on a continuous basis for a period that may exceed 30 days from the date of initial qualification.

3.

We note your revised disclosure on the offering circular cover page that once you have determined to close the offering, you will inform investors of such closing date and the listing date in accordance with the terms of the subscription agreement. Please expand your disclosure to specifically discuss how you will inform investors of the closing.

August 1, 2025

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page, pages 15 and 204, and the form of subscription agreements attached as Exhibits 4.1 and 4.2 to Amendment No.2, accordingly.

* * * *

August 1, 2025

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me by email at ross.mcaloon@lw.com or by telephone at (714) 755-8051 or to my colleague Christopher J. Clark by email at christopher.j.clark@lw.com or by telephone at (202) 637-2374.

Very truly yours,

/s/ Ross McAloon
Ross McAloon of LATHAM & WATKINS LLP

cc:	Curtis Allen, Chief Financial Officer, Phoenix Energy One, LLC

David Wheeler, Chief Legal Officer, Phoenix Energy One, LLC

Christopher J. Clark, Latham & Watkins LLP